June 19, 2019

Anthony J. Iarocci, Jr.
Chief Executive Officer
DCA Asset Management, Inc.
8217 East Spanish Boot Road
Carefree, Arizona 85377

       Re: DCA Asset Management, Inc.
           Amendment No. 4 to Registration Statement on Form 10-12G Filed June 11, 2019
           File No. 000-54966

Dear Mr. Iarocci:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A Filed June 11, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
22

1. Please fully discuss your results of operations in a comparative discussion of the years ended December 31, 2018 and 2017. Also, please discuss the liquidity and capital resources as of December 31, 2018, and the material changes in your cash flow statements and the reasons underlying those changes.
Report of Independent Registered Public Accounting Firm , page F-3

2. Please file an auditor's report on your financial statements as of and for years ended
      December 31, 2018 and 2017.
 Anthony J. Iarocci, Jr.
DCA Asset Management, Inc.
June 19, 2019
Page 2
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies, page F-8

3. You indicate that note 4 and note 5 are related to your investment at cost and income taxes, respectively. However, there is no such information in the notes to consolidated financial statements. Please revise or tell us why the information was excluded.

General

4. Please note that your Form 10 became effective on March 3, 2019, 60 days after the date it was filed, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Since that date, you have been subject to the reporting requirements of Section 13(a) of the
      Securities Exchange Act of 1934. In this regard, please file your Form 10-Q for the quarter ended March 31, 2019 and any other reports required under the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Adviser, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



                                                           Sincerely,
FirstName LastNameAnthony J. Iarocci, Jr.
                                                           Division of
Corporation Finance
Comapany NameDCA Asset Management, Inc.
                                                           Office of
Telecommunications
June 19, 2019 Page 2
cc:       Elaine Dowling, Esq.
FirstName LastName